UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.      English translation of letter dated April 14, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 14, 2026 Comisión Nacional de Valores

Re.: PRELIMINARY MERGER AGREEMENT

In the Autonomous City of Buenos Aires, on the 10th day of March 2026, Telecom Argentina S.A., with registered domicile at General Hornos 690, Buenos Aires City (hereinafter, “Telecom” or the “Surviving Company”), represented herein by its Chairman, Mr. Carlos Alberto Moltini, party of the first part; and Teledifusora San Miguel Arcangel S.A., with registered domicile at General Hornos 690, Buenos Aires City (hereinafter, “TSMA”) represented herein by its Chairman Roberto Daniel Nobile, party of the second part (jointly with Telecom, the “Companies” and / or the “Parties”), enter into this Preliminary Merger Agreement (hereinafter, the “Agreement”) subject to the terms and conditions below and to the requirements of section 82 and subsequent sections of the General Corporate Law No. 19,550, section 146 and subsequent sections of the General Resolution 15/24 and General Resolution 16/24 of the Corporation Control Authority (Inspección General de Justicia), section 80 and subsequent sections of Law 20,628 (text compiled in 1997 and its amendments), and in accordance with the Rules of the National Securities and Exchange Commission (Comisión Nacional de Valores, hereinafter, “CNV”) in all respects applicable to Telecom as a corporation subject to the control of said Commission. By virtue of the foregoing, the Parties agree as follows: ONE: The Parties agree to carry out a process of corporate reorganization in accordance with the abovementioned rules and regulations and the terms and conditions of this Agreement, whereby Telecom will be the Surviving Company that will take over the assets, liabilities, rights and obligations of TSMA. TSMA, as a result of merging into the Surviving Company, will be dissolved in advance without liquidation, and Telecom will take over all the activities, credits, assets and all rights and obligations of TSMA, both existing at the date of the merger and those that may exist or occur due to actions or activities before or after the merger. TWO: Given that Telecom is the holder of one hundred percent of the corporate stock and votes of TSMA, the purpose of this Agreement is to unify the operations of Telecom and TSMA, thus increasing efficiency, synergy and cost reductions, and optimizing, through the business reorganization, the use of the technical, administrative and financial structures of the Companies. THREE: This corporate reorganization is carried out on the basis of the equity situation as reported on the Special Individual Statement of Financial Position of Telecom for the merger; the Special Statement of Financial Position of TSMA for the merger; and the Special Consolidated Statement of Financial Position of Telecom and TSMA for the merger, all of them as of December 31, 2025, prepared on a consistent basis and using similar valuation criteria, in accordance with the professional accounting standards in force in the Argentine Republic. FOUR: Pursuant to the provisions of section 83 paragraph 1 section C of Law 19,550, it is stated for the record that all the shares of TSMA belong directly to Telecom, so this corporate reorganization does not require an exchange of shares. FIVE: As a consequence of this corporate reorganization, TSMA will be dissolved without liquidation by virtue of its merger with Telecom. SIX: The capital stock of the Companies that are a party to this Agreement as of December 31, 2024 is as follows: Telecom: AR$ 2,153,688,011.00, represented by 2,153,688,011 ordinary book-entry shares of nominal value AR$ 1 and entitled to one vote per share; of which 683,856,600 are Class “A” shares; 628,058,019 are Class “B” shares; 106,734 are Class “C” shares, and 841,666,658 are Class “D” shares; TSMA: AR$ 1,190,413, represented by 1,190,413 registered non-endorsable ordinary shares of nominal value ARS 1 each and entitled to one vote per share. SEVEN: The merger date is set on the 1st day of January 2026 (the “Effective Date of Merger”); on that date Telecom will continue with the operations of TSMA, with all applicable operational, accounting and tax effects. As of that date, all assets and liabilities, including registrable assets, rights and obligations belonging to TSMA shall be considered incorporated into Telecom’s equity, as Surviving Company. EIGHT: This Agreement will be approved by the administrative bodies of the Companies that are a Party to this Agreement and must be ratified by the respective extraordinary Shareholders’ Meetings. NINE: The managers of TSMA will continue in office with their own powers, until the moment of signing the definitive merger agreement; on that date, the administration of said company will be governed according to the provisions included in the last paragraph of section 84 of Law 19,550. TEN: Any difference that may arise in the application of this Agreement and the merger of Telecom and TSMA will be subject to the jurisdiction of the National Lower Courts hearing Commercial Matters of Buenos Aires City, for which purpose the Parties declare their special domiciles to be the addresses first above written. IN WITNESS WHEREOF, the Parties have signed three equally valid copies of this Agreement.

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

Teledifusora San Miguel Arcángel S.A.

/s/ Roberto D. Nobile
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 15, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations